                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 9) (1)



                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd

                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 2 of 13 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

          Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3  SEC Use Only


--------------------------------------------------------------------------------
4  Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
   Items 2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                                      7     Sole Voting Power

             NUMBER OF                              13,730
                                    --------------------------------------------
              SHARES                  8     Shared Voting Power

           BENEFICIALLY                             38,686,973 (1)
                                    --------------------------------------------
           OWNED BY EACH              9     Sole Dispositive Power

             REPORTING                              13,730
                                    --------------------------------------------
            PERSON WITH               10    Shared Dispositive Power

                                                    38,686,973 (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

          38,700,703 (1)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount In Row (11) Excludes Certain Shares         [ ]


--------------------------------------------------------------------------------
13 Percent Of Class Represented By Amount In Row (11)

          71.2%
--------------------------------------------------------------------------------
14 Type Of Reporting Person

          CO
--------------------------------------------------------------------------------

------------

(1) Comprises 6,594,400 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 14,092,573 common shares issuable (as at December 31, 2005) upon conversion of $262,121,869 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008. The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 3 of 13 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

          Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3  SEC Use Only


--------------------------------------------------------------------------------
4  Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5  Check If Disclosure Of Legal Proceedings Is Required Pursuant
   To Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6  Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                                      7     Sole Voting Power

             NUMBER OF                             0
                                    --------------------------------------------
              SHARES                  8     Shared Voting Power

           BENEFICIALLY                            38,686,973 (1)
                                    --------------------------------------------
           OWNED BY EACH              9     Sole Dispositive Power

             REPORTING                             0
                                    --------------------------------------------
            PERSON WITH               10    Shared Dispositive Power

                                                   38,686,973 (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

          38,686,973 (1)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount In Row (11) Excludes Certain Shares         [ ]


--------------------------------------------------------------------------------
13 Percent Of Class Represented By Amount In Row (11)

          71.2%
--------------------------------------------------------------------------------
14 Type Of Reporting Person

          CO
--------------------------------------------------------------------------------

-----------

(1) Comprises 6,594,400 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 14,092,573 common shares issuable (as at December 31, 2005) upon conversion of $262,121,869 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 4 of 13 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

          STT Communications Ltd.
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3  SEC Use Only


--------------------------------------------------------------------------------
4  Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5  Check If Disclosure Of Legal Proceedings Is Required                      [ ]
   Pursuant To Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6  Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                                       7     Sole Voting Power

             NUMBER OF                            0
                                     -------------------------------------------
              SHARES                   8     Shared Voting Power

           BENEFICIALLY                           38,686,973 (1)
                                     -------------------------------------------
           OWNED BY EACH               9     Sole Dispositive Power

             REPORTING                            0
                                     -------------------------------------------
            PERSON WITH                10    Shared Dispositive Power

                                                  38,686,973 (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

          38,686,973 (1)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount In Row (11) Excludes Certain Shares         [ ]


--------------------------------------------------------------------------------
13 Percent Of Class Represented By Amount In Row (11)

          71.2%
--------------------------------------------------------------------------------
14 Type Of Reporting Person

          CO
--------------------------------------------------------------------------------

-----------

(1) Comprises 6,594,400 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 14,092,573 common shares issuable (as at December 31, 2005) upon conversion of $262,121,869 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 5 of 13 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

          STT Crossing Ltd
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3  SEC Use Only


--------------------------------------------------------------------------------
4  Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5  Check If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6  Citizenship Or Place Of Organization

          Mauritius
--------------------------------------------------------------------------------
                                       7     Sole Voting Power

             NUMBER OF                              0
                                     -------------------------------------------
              SHARES                   8     Shared Voting Power

           BENEFICIALLY                             38,686,973 (1)
                                     -------------------------------------------
           OWNED BY EACH               9     Sole Dispositive Power

             REPORTING                              0
                                     -------------------------------------------
            PERSON WITH                10    Shared Dispositive Power

                                                    38,686,973 (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

          38,686,973 (1)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount In Row (11) Excludes Certain Shares         [ ]


--------------------------------------------------------------------------------
13 Percent Of Class Represented By Amount In Row (11)

          71.2%
--------------------------------------------------------------------------------
14 Type Of Reporting Person

          CO
--------------------------------------------------------------------------------

------------

(1) Comprises 6,594,400 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 14,092,573 common shares issuable (as at December 31, 2005) upon conversion of $262,121,869 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                                              Page 6 of 13 Pages




This Amendment No. 9 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005 and Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2.       IDENTITY AND BACKGROUND

The list of directors and executive officers of the Reporting Persons set forth in Schedule A of this Statement is hereby restated in its entirety, and incorporated herein by reference.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a) - (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,686,973 Common Shares (which comprises 6,594,400 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,092,573 Common Shares that may be acquired, as at December 31, 2005, upon conversion of the GCL Notes held by STT Crossing), or 71.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,686,973 Common Shares (which comprises 6,594,400 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,092,573 Common Shares that may be acquired, as at December 31, 2005, upon conversion of the GCL Notes held by STT Crossing), or 71.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Crossing is the beneficial owner of 38,686,973 Common Shares (which comprises 6,594,400 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,092,573 Common Shares that may be acquired, as at December 31, 2005, upon conversion

                                                              Page 7 of 13 Pages


of the GCL Notes held by STT Crossing), or 71.2% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

(c) On September 30, 2005, the Issuer issued to STT Crossing $6,136,111 of its GCL Notes as paid-in-kind interest on the $250,000,000 of the GCL Notes held by STT Crossing. The $6,136,111 of GCL Notes issued to STT Crossing on September 30, 2005 were immediately convertible into 329,898 Common Shares of the Issuer. On December 31, 2005, the Issuer issued to STT Crossing an additional $5,985,758 of GCL Notes as paid-in-kind interest on the GCL Notes held by STT Crossing. The $5,985,758 of GCL Notes issued to STT Crossing on December 31, 2005 were immediately convertible into 321,814 Common Shares of the Issuer.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

                                                              Page 8 of 13 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 3, 2006


                                    TEMASEK HOLDINGS (PRIVATE) LIMITED



                                    By /s/ Chua Su Li
                                       -------------------------------
                                    Name: Chua Su Li
                                    Title:   Company Secretary



                                    SINGAPORE TECHNOLOGIES TELEMEDIA
                                    PTE LTD



                                    By /s/ Pek Siok Lan
                                       -------------------------------
                                    Name: Pek Siok Lan
                                    Title:   Company Secretary



                                    STT COMMUNICATIONS LTD



                                    By /s/ Pek Siok Lan
                                       -------------------------------
                                    Name: Pek Siok Lan
                                    Title:   Company Secretary



                                    STT CROSSING LTD



                                    By /s/ Pek Siok Lan
                                       -------------------------------
                                    Name: Pek Siok Lan
                                    Title:   Director

                                                              Page 9 of 13 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):


    Name, Business Address
   and Position at Temasek                    Present Principal Occupation            Citizenship
   -----------------------                    ----------------------------            -----------

S Dhanabalan                                  Chairman,                               Singaporean
60B Orchard Road                              DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                Chairman/Managing Director,             Singaporean
1 Harbourfront Place                          ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                Permanent Secretary,                    Singaporean
100 High Street #10-01                        Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                  Member,                                 Singaporean
60B Orchard Road                              Council of Presidential Advisers
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
 (Director of Temasek)

Koh Boon Hwee                                 Executive Chairman,                     Singaporean
1 Kim Seng Promenade                          Sunningdale Tech Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                  Managing Director/Group CEO,            Singaporean
205 Braddell Road                             ComfortDelgro Corporation Limited
7th Floor, East Wing
Singapore 579701
(Director of Temasek)

                                                             Page 10 of 13 Pages




    Name, Business Address
   and Position at Temasek                    Present Principal Occupation            Citizenship
   -----------------------                    ----------------------------            -----------

Ho Ching                                      Executive Director & CEO,               Singaporean
60B Orchard Road                              Temasek Holdings (Private) Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director and CEO of Temasek)

Goh Yew Lin                                   Executive Director,                     Singaporean
50 Raffles Place                              G.K. Goh Holdings Limited
#33-00
Singapore 048623
(Director of Temasek)

Simon Claude Israel                           Director,                               New Zealander
1 Temasek Avenue                              Danone Asia Pte Ltd                     Singapore Permanent
#34-02/03/04 Millenia Tower                                                           Resident
Singapore 039192
(Director of Temasek)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):



   Name, Business Address
    and Position at STT                       Present Principal Occupation            Citizenship
   -----------------------                    ----------------------------            -----------

Tan Guong Ching                               Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT)

Peter Seah Lim Huat                           Corporate Director                      Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT)

Lee Theng Kiat                                President and CEO, STT and STT Comm     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                  Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong                                Corporate Director                      Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT)

                                                             Page 11 of 13 Pages


   Name, Business Address
    and Position at STT                       Present Principal Occupation            Citizenship
   -----------------------                    ----------------------------            -----------


Chang See Hiang                               Advocate & Solicitor                    Singaporean
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT)

Justin Weaver Lilley                          Lawyer                                  American
5729 Potomac Ave., NW
Washington, DC  20016
USA
(Director, STT)

Sir Michael Perry, GBE                        Corporate Director                      British
75 Park Walk
London SW10 0AZ
United Kingdom
(Director, STT)

Sio Tat Hiang                                 Executive Vice President, STT and STT   Singaporean
51 Cuppage Road #10-11/17                     Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan                                  Senior Vice President, Legal and        Singaporean
51 Cuppage Road #10-11/17                     General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT)

Stephen Geoffrey Miller                       Chief Financial Officer, STT and STT    Australian
51 Cuppage Road #09-01                        Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                                   Senior Vice President, International    Indian
51 Cuppage Road #09-01                        Business Development, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Business Development, STT)

Kek Soon Eng                                  Senior Vice President, Management of    Singaporean
51 Cuppage Road #10-11/17                     Investee Companies, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT)

                                                             Page 12 of 13 Pages

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):


    Name, Business Address
   and Position at STT Comm                   Present Principal Occupation            Citizenship
   ------------------------                   ----------------------------            -----------


Tan Guong Ching                               Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT Comm)

Peter Seah Lim Huat                           Corporate Director                      Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT Comm)

Lee Theng Kiat                                President and CEO, STT and STT Comm     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                  Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                                Corporate Director                      Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Chang See Hiang                               Advocate & Solicitor                    Singaporean
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT Comm)

Justin Weaver Lilley                          Lawyer                                  American
5729 Potomac Ave., NW
Washington, DC  20016
USA
(Director, STT Comm)

Sio Tat Hiang                                 Executive Vice President, STT and STT   Singaporean
51 Cuppage Road #10-11/17                     Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT Comm)

Pek Siok Lan                                  Senior Vice President, Legal and        Singaporean
51 Cuppage Road #10-11/17                     General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT Comm)

                                                             Page 13 of 13 Pages



    Name, Business Address
   and Position at STT Comm                   Present Principal Occupation            Citizenship
   ------------------------                   ----------------------------            -----------


Stephen Geoffrey Miller                       Chief Financial Officer, STT and STT    Australian
51 Cuppage Road #09-01                        Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg                                   Senior Vice President, International    Indian
51 Cuppage Road #09-01                        Business Development, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Business Development, STT Comm)


Kek Soon Eng                                  Senior Vice President, Management of    Singaporean
51 Cuppage Road #10-11/17                     Investee Companies, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)


The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):


      Name, Business Address
   and Position at STT Crossing               Present Principal Occupation            Citizenship
   ----------------------------               ----------------------------            -----------


Uday Kumar Gujadhur                           Chartered Accountant                    Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director, STT Crossing)

Yuvraj Kumar Juwaheer                         Chartered Secretary                     Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director, STT Crossing)

Lee Theng Kiat                                President & CEO, STT and STT Comm       Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Crossing)

Stephen Geoffrey Miller                       Chief Financial Officer, STT and STT    Australian
51 Cuppage Road #09-01                        Comm
StarHub Centre
Singapore 229469
(Director, STT Crossing)

Pek Siok Lan                                  Senior Vice President, Legal and        Singaporean
51 Cuppage Road #10-11/17                     General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Director, STT Crossing)